                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 7 )*


                           Logic Devices Incorporated
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  541402 10 3
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                                 (CUSIP Number)

     Joshua S. Kanter, Windy City, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 29, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 541402 10 3             13D                        PAGE    OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Windy City, Inc. (36-3205809)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    325,100 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    325,100 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     325,100 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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
CUSIP NO. 541402 10 3             13D                        PAGE    OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    BRT Partnership (36-04031793)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    425,319 shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    425,319 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     425,319 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4 %
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14   TYPE OF REPORTING PERSON (See Instructions)

     PN
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
CUSIP NO. 541402 10 3             13D                        PAGE    OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Kanter Family Foundation (36-3682199)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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ITEM 1.  SECURITY AND ISSUER.

     This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule is being filed by:

     (i) Windy City, Inc., a Delaware corporation ("Windy City"). The principal place of business and principal office of Windy City, Inc. is 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182. Windy City's principal business is investing in private investments and public securities.

     (ii) BRT Partnership (the "Partnership"). The Partnership's business address is 120 South Riverside Drive, Suite 1620, Chicago, Illinois 60606. The Partnership's principal business is investing in private investments and public securities.

     (iii) Kanter Family Foundation ("KFF"). The principal place of business and principal office of Kanter Family Foundation is 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182. Kanter Family Foundation is an Illinois not-for-profit private charitable foundation.

     Windy City, the Partnership and KFF are collectively referred to herein as the "Reporting Persons".

     The sole partners of the Partnership are those certain 25 separate and individual trusts commonly and collectively known as the Bea Ritch Trusts (the "Trusts"). The trustee of each of the Trusts is Solomon A. Weisgal (the "Trustee").

     The names and business addresses of the officers and directors of Windy City and KFF are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

     None of the Reporting Persons, the Trustee nor any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     Windy City, during the period from February 29, 2000 through March 7, 2000, sold an additional 84,900 shares on the open market. The Partnership, during the period from February 29, 2000 through March 7, 2000, sold 74,482 shares on the open market. KFF, on February 29, 2000, sold an additional 12,000 shares on the open market. The 12,000 shares sold by KFF represented a portion of the 75,000 shares which it acquired indirectly from the Partnership following transfers whereby (1) on December 21, 1999, the Partnership distributed 75,000 shares owned by it to its sole partners, the Trusts, and (2) immediately thereafter, the Trusts each individually gave gifts of the entire amount of such shares to KFF. All 75,000 shares so transferred have now been sold by KFF. The Reporting Persons have no present plan or proposal which relates to or would result in:



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     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (A)      AMOUNT BENEFICIALLY OWNED
                           (i)      Windy City                  325,100 shares
                           (ii)     Partnership                 425,319 shares
                           (iii)    KFF                             -0- shares

                           Group:   750,419 shares(1)

                  PERCENT OF CLASS
                           (i)      Windy City, Inc.           4.9%
                           (ii)     Partnership                6.4%
                           (iii)    KFF                          0%


-------------------------

(1) The Partnership owns 189 shares of Windy City's Class A, Series A Preferred Stock and all of Windy City's issued and outstanding common stock. As a result, the Partnership may be deemed to control Windy City. Mr. Joel S. Kanter is the President and sole Director of Windy City. Mr. Joshua S. Kanter is the Vice President of Windy City. Messrs. Kanter's father, Mr. Burton W. Kanter, is a Director of the Issuer. The sole partners of the Partnership are the Trusts. The beneficiaries of the Trusts are various members of Mr. Burton W. Kanter's family, including, Messrs. Joel and Joshua Kanter but excluding Mr. Burton W. Kanter. Mr. Solomon A. Weisgal, Trustee of the Trusts, is an independent trustee and is unrelated to the Kanter family. KFF is an Illinois not-for-profit private charitable foundation established by the Kanter family. Mr. Joel S. Kanter is the President and a Director of KFF. Mr. Joshua S. Kanter is the Vice President and a Director of KFF. Due to relationship between the Partnership, KFF and Windy City, the Reporting Persons have agreed to file this Schedule 13D as a group. Nevertheless, each of the Reporting Persons disclaims any beneficial ownership of the securities issued to the other Reporting Person.



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                           Group:   11.2%(1)

         (B)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                           (i)      Windy City                325,100 shares
                           (ii)     Partnership               425,319 shares
                           (iii)    KFF                           -0- shares

                  (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                           (i)      Windy City                     -0-
                           (ii)     Partnership                    -0-
                           (iii)    KFF                            -0-

                  (III)    SOLE POWER TO DISPOSE OR to DIRECT THE DISPOSITION
                           OF
                           (i)      Windy City                  325,100 shares
                           (ii)     Partnership                 425,319 shares
                           (iii)    KFF                             -0- shares

                  (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF
                           (i)      Windy City                    -0-
                           (ii)     Partnership                   -0-
                           (iii)    KFF                           -0-

         (C)      DESCRIPTION OF TRANSACTIONS

     There have been no transactions in the Common Stock by the Reporting Persons since the filing of the Amendment No. 6 to Schedule 13D, as filed on March 1, 2000, other than the transactions described in Item 4.

         (D)      OTHER PERSONS

                  None.

         (E)      DATE OF CESSATION

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the Reporting Persons and their respective officers and directors or fiduciaries, as applicable, or between such persons and any other person, with respect to any securities of the Issuer, except as set forth in Footnote 1 to
Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Officers and Directors of Windy City, Inc. and Kanter Family Foundation.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  March 8, 2000
                                  ---------------------------------------------
                                  Date



                                  WINDY CITY, INC.



                                  By:  /s/ Joel S. Kanter
                                       -----------------------------------------
                                  Its: President






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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  March 8, 2000
                                  ---------------------------------------------
                                  Date


                                  BRT PARTNERSHIP

                                  By:  BK Descendant's Trust, General Partner


                                  By:   /s/ Solomon A. Weisgal
                                        ----------------------------------------
                                        Solomon A. Weisgal, not personally but
                                        solely as Trustee






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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 8, 2000
                                  ---------------------------------------------
                                  Date



                                  KANTER FAMILY FOUNDATION


                                  By:     /s/ Joel S. Kanter
                                          --------------------------------------
                                  Its:    President






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                                    EXHIBIT A
                   OFFICERS AND DIRECTORS OF WINDY CITY, INC.

I.       Directors

Name                                              Business Address
----                                              ----------------
Joel S. Kanter                                    8000 Towers Crescent Drive
                                                  Suite 1070
                                                  Vienna, Virginia 22182
II.      Officers

Name                  Position                    Business Address
----                  --------                    ----------------
Joshua S. Kanter      Vice President, Secretary   333 West Wacker Drive
                                                  Suite 2700
                                                  Chicago, Illinois 60606

Joel S. Kanter        President, Treasurer        8000 Towers Crescent Drive
                                                  Suite 1070
                                                  Vienna, Virginia 22182

               OFFICERS AND DIRECTORS OF KANTER FAMILY FOUNDATION

I.       Directors

Name                                              Business Address
----                                              ----------------
Joel S. Kanter                                    8000 Towers Crescent Drive
                                                  Suite 1070
                                                  Vienna, Virginia 22182

Joshua S. Kanter                                  333 West Wacker Drive
                                                  Suite 2700
                                                  Chicago, Illinois 60606

Albert Morrison, Jr.                              1001 Brickell Bay Drive
                                                  9th Floor
                                                  Miami, Florida  33131
II.      Officers

Name                  Position                    Business Address
----                  --------                    ----------------
Joel S. Kanter        President, Treasurer        8000 Towers Crescent Drive
                                                  Suite 1070
                                                  Vienna, Virginia  22182

Joshua S. Kanter      Vice President              333 West Wacker Drive
                                                  Suite 2700
                                                  Chicago, Illinois 60606

Naomi Kanter          Vice President, Assistant   65 Vine Avenue
                      Secretary                   Highland Park, Illinois 60035

Janis S. Kanter       Secretary                   1923 West Dickens
                                                  Chicago, Illinois 60622